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			      UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			 (Amendment No. ________)*


______________________ACACIA AUTOMOTIVE, INC.________________________

			(Name of Issuer)

__________________Common Stock, $0.001 Par Value_____________________

                  (Title of Class of Securities)

_______________________________00389L104_____________________________

			     (CUSIP Number)

		     Robert A. Forrester, Esquire
		1215 Executive Drive West ? Suite 102
			Richardson, TX 75081
__________________________(972) 437-9898______________________________

	     (Name, Address and Telephone Number of Person
	   Authorized to Receive Notices and Communications)

____________________________March 19, 2007____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.     [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)


CUSIP No. 00389L104    Schedule 13D      Page 2 of 6 Pages

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Steven L Sample..............................................

2.	Check the Appropriate Box if a Member of a Group:
	(a)	Not applicable.......................................

	(b)	Not applicable.......................................

3.	SEC Use Only ................................................

4.	Source of Funds  	.[PF]................................

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e): .....Not applicable.............

6.	Citizenship or Place of Organization ..USA...................

Number of 	7. Sole Voting Power...6,500,000.....................
Shares Bene-
ficially owned 	8. Shared Voting Power....0..........................
by Reporting 	9. Sole Dispositive Power ......6,500,000............
Person With
		10. Shared Dispositive Power .......0................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	..6,500,000.............

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        .XX..Preferred Shares.......

13.	Percent of Class Represented by Amount in Row (11)...62.3%.......

14.	Type of Reporting Person...[IN]................


Item 1. Security and Issuer

	The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Acacia Automotive, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 3512 East Silver Springs Boulevard #243, Ocala, FL 34470.

Item 2. Identity and Background

	(a) This Schedule 13D is being filed by Steven L. Sample (the "Reporting Person").
	(b) The business address of the Reporting Person is: c/o Acacia Automotive, Inc., 3512 East Silver Springs Boulevard #243,
	Ocala, FL  34470.
	(c)  The Reporting Person is the CEO of the Company ("Acacia").
	(d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
	(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f) The Reporting Person is a U.S. citizen.

CUSIP No. 00389L104           Schedule 13D             Page 3 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration

       On October 5, 2006, the Reporting Person acquired an aggregate of 4,000,000 shares (the "Shares") of Common Stock from Thacker Asset Management LLC, for the sum of $50,000.00 cash. Following a reverse split of the Comp-any's common shares, those holding were reduced to 500,000 shares. An attend-ant reissuance of new shares in the corporation coupled with an additional consideration paid by Mr. Sample of $138,862 as expenses on behalf of the Issuer Company, and after a gifting process and spousal transfer of shares, Mr. Sample held an aggregate of 6,500,000 shares of Common Stock as well as an additional 500,000 shares of Preferred Stock, all of which is more fully described in Item 4 below. The Reporting Person expressly disclaims any beneficial ownership in any shares held by his spouse, and further expressly disclaims and beneficial ownership of his shares by his spouse or any other person. As of the date of this filing, the Reporting Person has entered into an agreement to convert all his shares of Preferred stock to Common stock at the rate of one for one. While this has not yet been effected, it will ultimately result in reduction of his Preferred share holdings to zero and an attendant increase in his Common share holdings to 7,000,000. As a result of the Reporting Person converting all his Preferred shares to Common shares, a previous affiliate of the Company who held the only remaining 25,000 shares of Preferred stock has also agreed to convert his shares to Common stock at the same rate of exchange. This will result in no Preferred shares being issued or outstanding and no current plans to reissue any Preferred stock. Preferred shares that are converted to Common shares are thereafter retired and cannot be reissued.

Item 4. Purpose of Transaction

       The Reporting Person acquired the initial 4,000,000 Shares indicated in
Item 3 above on August 15, 2006, to facilitate gaining control of the Company so that he could effect a recapitalization thereof and to place assets therein. This was an extraordinary transaction in that the Reporting Person was engaged in a reorganization of the company, which emerged from federal bankruptcy court on June 26, 2006, with no assets or liabilities. As such, the reporting person did not make a purchase resulting in the transfer of a material amount of assets. After a one for eight reverse split, those 4,000,000 shares became 500,000 shares of post-split Common stock. The Reporting Person planned to, and did acquire additional shares from the Company in exchange for obligations of the Company which he paid, including $20,950 paid to the stock transfer agent, $3,500 paid to its bankruptcy attorney, $1,500 paid to its general counsel, and other expenses for an aggregate total of $138,862, all of which was in addition to the sums he paid for the purchase of the initial shares. The Company appointed the Reporting Person as a member of the Company's board of directors on July 25, 2006. The Reporting Person has served as the CEO and Chairman of the Board of the Company during the process of restructuring and thereafter. He effected a restructuring of the company's capitalization, which was approved at the first Special Meeting of Shareholders on February 1, 2007. Except as disclosed herein as of the date of this Schedule 13D, the Reporting Person has no plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j) of this Item 4 except as shown below. Any decision by the Reporting Person in the future to acquire or dispose of equity in the Company will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant by the Reporting Person. The Company is engaged in a Private Placement Offering of its Common Stock securities to raise capital to effect its operating plan. The reorganization plan provided for a 1:8 reverse split of the Common shares of the company, cancellation of 501,000 shares of its Common stock as

CUSIP No. 00389L104             Schedule 13D               Page 4 of 6 Pages

approved by the bankruptcy court which was completed on October 5, 2006, increasing the total number of Common sharesauthorized from 15,000,000 to 150,000,000 with a par value of $0.001 per share, and authorizing 2,000,000 shares of Preferred stock, par value $0.001, with designation of a Series A Preferred stock with increased voting rights. This proposal permits the board of directors, in its sole discretion, to establish any series of preferred, so long as the total number of shares did not exceed 2,000,000 shares, without the consent or other approval of the Company's stockholders. Accordingly, the stockholders would not be able to determine the voting, dividend, liquidation and redemption rights of any additional preferred stock, matters that would be left in the sole discretion of the board of directors. The reorganization plan also provided for a change in the Company's name from Gibbs Construction, Inc. to Acacia Automotive, Inc. to better reflect the business which the Company intends to pursue, the acquisition of auto auctions. After these changes were approved by the shareholders and put into effect on February 20, 2007, the Company issued 8,117,500 of its new Common shares to the Reporting Person, along with 500,000 shares of Series A Preferred stock. These Preferred shares could not be transferred with the attendant voting rights except to an approved transferee for estate planning purposes, and must be converted to Common shares at a rate of one Common share for each preferred share at the time of transfer or in any event upon the death of the Reporting Person. The Company also issued 450,000 shares of its new Common stock and 25,000 shares of the new Series A Preferred stock to another individual who provided assistance in the restructuring. This other individual is bound by the same restrictions on his Series A Preferred stock, and further must convert it to Common stock if the reporting Person converts his Preferred shares to Common shares. Although the bankruptcy court had earlier permitted the Company to amend its articles of incorporation to issue 1,000,000 shares of preferred stock to a previous creditor, that amendment was not filed with the Secretary of State of Texas, and the creditor later accepted 100,000 shares of Common Stock on a post-split basis in lieu of said preferred stock. As of June 7, 2007, the Reporting Person and the other individual, a previous affiliate of the Company, entered into an agreement to dispose of all their shares of Preferred stock in a one-for-one conversion to Common stock as per the rights and preferences attached thereto. The agreement to convert all Preferred shares to Common shares included the issuance of warrants to purchase up to 1,000,000 shares of Common stock in the future at an average exercise price of $2.33 per share. One third of the warrants are vested immediately, and the final two thirds are vested under certain terms and conditions related to performance of the Company and other factors. The report-ing Person was granted a right to 95% of the warrants and the other person who previously held Preferred shares was granted the right to 5% of the warrants. With the completion of the conversion, there will be no more shares of Preferred issued or outstanding, and the Company presently has no plans to issue any new Preferred shares. Any Series A Preferred shares that are converted to Common shares must be retired and cannot be reissued.
(a)	After these changes were effected by approval by the share-holders, the Company currently has 10,435,023 Common shares and 525,000 Series A Preferred shares issued and outstanding. Assuming the completion of the conversion of all the Preferred shares, there will be 10,960,023
Common shares and zero Preferred shares issued and outstanding. Thereafter, and giving effect to the successful subscription of additional Common shares through the Private Placement Offering, an additional minimum of
500,000 shares and a maximum of 8,000,000 shares of the Common stock of the Company may be issued to new subscribers, bringing the total issued and outstanding shares of the Company in the aggregate to
11,460,023 shares of Common stock if the minimum subscription is achieved, or up to 18,960,023 shares of Common stock if the maximum subscription is achieved, and no Preferred shares issue and outstanding. Additional shares may be issued as seen fit by the Board of Directors, although no such issue is currently contemplated to the Reporting Person except as provided herein or under the Company?s Stock Option Plan.
(b)	The purchase of a controlling interest in the Company by the Report-
ing Person should be viewed as an extraordinary transaction, since the

CUSIP No. 00389L104             Schedule 13D          Page 5 of 6 Pages

(c)	Company emerged from federal bankruptcy court without assets or liabilities on June 26, 2006. The Reporting Person has reorganized the Company, is attempting to raise funds through a Private Placement
Offering, and combine the Company with a viable business plan to fund future acquisitions and operations.
(d)	Not applicable. The Company recently emerged from federal bankruptcy court without assets or liabilities, and as such cannot transfer any material assets.
(e)	 At the Special Meeting of Shareholders held on February 1, 2007, one
Director (Linda Morgan Myers) resigned, and two other individuals (Dr.
James Hunter and Mr. Weldon Hewitt) were appointed to serve as
Directors, joining the Company?s President (Tony Moorby) and the
Reporting Person as Directors. On May 16, 2007, the Board of Directors appointed Mr. David Bynum as a director, bringing the total number of directors of the Company to six. The Company anticipates seeing all six of the current directors elected to a full one-year term at the next Annual Meeting of Shareholders, which is planned for the summer of 2007.
(f)	The Company?s board of directors recommended by Resolution a plan of recapitalization to its shareholders. This plan, which involved a 1:8 reverse split of the company?s common shares, increasing the number of authorized
Common shares, issuance of new Common shares, authorization and issuance of Preferred shares, changing the par value of the shares, and changing the name of the corporation, was placed before the shareholders at a Special Meeting of Shareholders on February 1, 2007, at which time all proposals were passed by majority vote.
(g)	Not applicable
(h)	Pursuant to Item 4(a) above, the company issued to the Reporting
Person 500,000 shares of Series A Preferred stock in addition to his Common stock. Each share of he Preferred stock had attendant voting rights of 50 votes per share. The purpose of the issuance of the preferred stock to the Reporting Person is that the success or failure of the Company will be with him and his initiative. On June 7, 2007, the Reporting Person and another person executed a conversion agreement whereby all issued and outstanding Preferred shares will be converted on a one-for-one basis to Common shares. There will thereafter be no Preferred shares issued or outstanding, and the Company currently has no plans to issue any other Preferred shares.
(i)	Not applicable
(j)	Not applicable
(k)	Not applicable

Item 5. Interest in Securities of the Issuer
	(a) As of the date hereof, the Reporting Person beneficially owns 6,500,000 shares of the Company's Common Stock representing 62.3% of the 10,435,023 shares of the Company?s issued and outstanding capital stock, all of which are Common shares. He also owned 500,000 shares of Series A Preferred Stock representing 95.2% of the total issued and outstanding Preferred shares of the Company, each share with 50 votes, but convertible into one share of Common. He notified the company of conversion of all Preferred shares to Common shares on June 7, 2007, and will no longer hold any preferred shares Combining the Reporting Person?s Common and Preferred shares results in a total economic interest of 7,000,000 shares on an as-converted basis.
	(b) The number of shares as to which the Reporting Person has after the conversion:
       Sole power to vote or direct the vote:    7,000,000
       Shared power to vote or direct the vote:     -0-
       Sole power to dispose or direct the disposition: 7,000,000
       Shared power to dispose or direct the disposition:   -0-

CUSIP No. 00389L104          Schedule 13D               Page 6 of 6 Pages

	(c) On August 15, 2006, the reporting Person acquired 4,000,000 shares of the pre-split common stock of the Company for $50,000 cash. On February 1, 2007, the Company approved a 1 for 8 reverse split of its Common stock that resulted in a reduction of his holdings to 500,000 shares of Common. On that same date, the Company authorized him to receive in exchange for expenditures he made on behalf of the Company in the amount of $138,862 additional shares resulting in the issuance of new certificates on March 19, 2007, representing 8, 117,500 new shares and 500,000 shares of the ?old? but now post-split Common stock and 500,000 shares of new Preferred stock. On
March 23, 2007, April 18, 2007, April 20, 2007, and April 24, 2007, the
Reporting Person gifted shares to his family members, spouse and others in the amount of 228,750 shares, 70,000 shares, 70,000 shares, and 1,500,000 shares on those respective dates. On June 7, 2007, the Reporting person gave the Company a Notice of Conversion whereby all the issued and outstanding Preferred shares of stock will be converted to Common shares on a one-for-one basis. This resulted in hisspouse holding 1,707,000 Common shares and causing her to be required to report under cover of a separate Schedule 13D and Form 4, and resulting in the Reporting Person currently holding a total of 6,500,000 shares of Common stock and the expectation of issuance of 500,000 additional Common shares in exchange for his Preferred shares. There are no other plans at this time for issuance of any new shares to the Reporting Person or disposal of any of his presently-owned shares. Other than the transactions so described in this Item 5(c) and as found elsewhere in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Company's Common Stock within the past 60 days. The Reporting Person specifically disclaims any beneficial ownership in any shares held by his spouse, and disclaims any beneficial ownership by his spouse in his shares.
	(d)  Not applicable.
	(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer   Not applicable.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2007

/s/ Steven L. Sample

Name:  Steven L. Sample